Exhibit (a)(27)

BY MAIL, FAX AND E-MAIL
Mr. Denis KESSLER
Chairman and Chief Executive Officer
SCOR
1 Avenue du Général de Gaulle
92074 Paris La Défense Cedex

Date 13 April 2007

[LETTERHEAD GRAPHIC]

Dear Denis

We acknowledge receipt of your letter dated 12 April 2007. As your letter does not contain any new or imporved proposals we refrain from commenting on the points you have mentioned but would rather like to refer you to the official response of Converium’s Board of Directors to your unsolicited offer. Such document will be published in due course and explain in detail why we reject the offer.

We have so far always communicated to you that we are open to discuss any new or improved proposals; your allegation that we are not open to dialogue is therefore incorrect.

Yours sincerely

/s/ Markus Dennler

Markus Dennler
Chairman of the Board of Directors
Converium Holding Ltd

cc:	Rudolf Kellenberger, Vice-Chairman of the Board of Directors, Converium
Lennart Blecher, Member of the Board of Directors, Converium
Detlev Bremkamp, Memeber of the Board of Directors, Converium
Derrell J Hendrix, Member of the Board of directors, Converium
Harald Wiedmann, Member of the Board of Directors, Converium

Inga Beal, Chief Executive Officer Converium